EXHIBIT 16.1

January 28, 2004

Mr. John C. Malone

Chairman of Audit Committee

North American Technologies Group, Inc.

14315 West Hardy Road

Houston, Texas 77060

Dear Mr. Malone:

For the reasons we discussed this afternoon, we hereby resign as Independent Accountants for North American Technologies Group, Inc. effective January 28, 2004.

Yours truly,

/s/ Thomas G. Elder
Thomas G. Elder
MANN FRANKFORT STEIN & LIPP CPAs, LLP